UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Annual General Meeting Results

On November 1, 2022 (AEST), Tritium DCFC Limited (the “Company”) held its annual general meeting of shareholders (the “AGM”). At the AGM, a maximum of 79,729,717 of the Company’s ordinary shares were represented in person or by proxy, representing approximately 52% of the Company’s total issued share capital eligible to vote as of the October 30, 2022 (AEST) record date. Each ordinary share is entitled to one vote on each resolution considered at the AGM.

The following are the voting results for the voting items considered and voted upon at the AGM, each as described in the Notice of Annual General Meeting and the accompanying Explanatory Memorandum made available to shareholders prior to the AGM.

Resolution 1: Election of Director – Adam Walker

For	Against	Abstain
75,007,914	166,452	689,504

Resolution 2: Re-election of Director – Trevor St. Baker

For	Against	Abstain
72,552,354	2,995,495	316,021

Resolution 3: Re-election of Director – David Finn

For	Against	Abstain
72,753,823	2,958,200	151,847

Resolution 4: Appointment of Auditor

For	Against	Abstain
79,365,062	158,280	206,375

Resolution 5: Approval of certain benefits for Jane Hunter

For	Against	Abstain
46,883,951	22,605,822	233,009

Resolution 6: Increase in aggregate maximum remuneration for Non-Executive Directors

For	Against	Abstain
66,419,003	4,278,064	5,166,803

Based on the foregoing votes, the shareholders approved each of such resolutions.

The information in this Report on Form 6-K in hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (333-262676).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: November 3, 2022	By:	/s/ Jane Hunter
Jane Hunter
Chief Executive Officer